EXHIBIT 14.(A). 2







Kost Forer and Gabbay
Certified Public Accountants
2 Krememetski St.
Tel-Aviv 67899

Gentlemen,

                Re: ALBAHEALTH LLC (hereinafter - "the Company")

In connection with our examination of the financial statements of the Company for the year ended December 31, 2002, we wish to advise you:

1. We are aware that the financial statements of the Company which we have examined will be included in the consolidated financial statements of TEFRON LTD and our reports with respect to the financial statements of the Company will be relied upon by you.

2. We consent to the inclusion of our report relating to our examination of the financial statements of the Company covering the balance sheets at December 31, 2002 and statements of income, cash flows and changes in shareholders' equity for the year in the period ended December 31, 2002, in the annual report of TEFRON LTD on Form 20 F, which is to be filed with the U.S. Securities and Exchange Commission (U.S. SEC).

3. We are independent with respect to all entities in the TEFRON LTD group, under the rules of the American Institute of Certified Public Accountants and the Securities Act of 1933.

4. We are familiar with generally accepted accounting principles in the United States and the financial statements of the above Company have been prepared in accordance with such principles.

5. We are familiar with generally accepted auditing standards (U.S. GAAS) promulgated by the American Institute of Certified Public Accountants, and our examination with respect to the financial statements of the Company was conducted with U.S. GAAS.

6. We are familiar with Regulation S-X and other published accounting rules and regulations of the U.S. SEC and the financial statements of the Company are prepared in accordance with, and contain the necessary disclosures required by, such rules and regulations.

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7.   We are familiar with the provisions of the Foreign Corrupt Practices Act and will report to you in writing any matter which we encountered during the course of our examination, which we believe should be brought to the attention of TEFRON LTD's senior management.

8. We have, as part of our examination of the Company, incorporated procedures relating to transactions between related parties and the financial statements disclose all material transactions between related parties as per SAS 45 and FAS No. 57 and S-X Art. 4 Rule 4.08(1).

Sincerely,


/s/ McGladrey & Pullen, LLP